January 16, 2008

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D. C. 20549

Re:          Isle of Capri Casinos, Inc.

                Annual Report on Form 10-K for the Year Ended April 29, 2007

                File No.  000-20538

Dear Ms. Cvrkel:

On behalf of Isle of Capri Casinos, Inc. (the “Company”), this letter is in response to your letter dated January 3, 2008, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2007.  The Company’s responses to the items set forth in your letter are set forth below, following a reprint of each item for ease of reference.

Form 10-K for the year ended April 29, 2007

Note 2. Restatement, page 59

-Accounting for Leases

-Coventry, page 60

1.              We note from your response to our prior comment 7 that due to your continuing involvement in the Convention Center, SFAS No. 98 prohibits accounting for the transaction as a sale and leaseback.  Please revise future filings to disclose how you are accounting for the Convention Center under SFAS No. 98, including whether you are using the deposit or financing method as specified under SFAS No. 66 and the facts or circumstances that preclude you from using sale-leaseback accounting for the transaction as described in your response.  Also, please include the disclosures required by paragraph 18 of SFAS No. 98 in future filings.

Company Response:

We refer the staff to Note 11. Other Long-Term Obligations on page 85 and 86 of our Form 10-K for the year ended April 29, 2007, where we disclose our obligation for the Convention Center including the future minimum payments disclosure required under paragraph 18 of SFAS No. 98.  We will continue to include similar disclosure in future filings.  We further advise the staff we have no future minimum sublease rentals.

In future filings, we will expand our disclosures relating to Convention Center lease agreement to disclose we are using the financing method under SFAS No. 66 and further disclose our continuing involvement in the Convention Center prohibits accounting for the transaction as a sale and leaseback under SFAS No. 98.

Form 8-K filed September 11, 2007, August 8, 2007, November 30, 2006 and August 24, 2006

2.              We note from your response to our prior comment 11 that in future filings you will present the measures EBITDA and Property EBITDA and will discontinue the exclusion of preopening costs, stock compensation expense and minority interest in your calculation of EBITDA and Property EBITDA.  However, we continue to believe that the reason for your presentation of the non-GAAP performance measure EBITDA and Property EBITDA because you believe it is widely used measure of operating performance in the gaming industry and a principal basis of valuing gaming companies, is not a substantive reason specific to you that demonstrates usefulness to potential investors.  The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure.  See footnote 44 to FR-65.  Please tell us and revise to disclose in future filings, the substantive reason specific to you that demonstrates the usefulness to investors of presenting this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(c)(1)(i)(C) of Regulation S-K.

Company Response:

The Company agrees that the fact that EBITDA and Property EBITDA are used by or useful to gaming industry analysts cannot be the sole support for presenting these non-GAAP financial measures.  There are additional reasons why the Company believes these measures are critical information for investors, and potential future investors, in the Company.

One of the principal reasons why EBITDA and Property EBITDA are useful to investors and potential investors in the Company is the fact that these measurements are used in the Company’s senior credit facility as the basis for the calculation of financial covenants such as the leverage and minimum interest coverage ratios.  The Company believes it is important investors have visibility into the Company’s performance in this regard.  Perhaps more importantly, the Company uses EBITDA and Property EBITDA as important internal measures of performance.  The Company believes it is beneficial to share with the investment community the same measurements against which it measures its own performance (and therefore the performance of its management team).  In this regard, and as addressed at length in the “Compensation Discussion and Analysis” discussion included in the Company’s Proxy Statement filed on August 27, 2007, EBITDA-based performance measurements are a primary component of incentive compensation for our key executives and other employees.  We believe it is in the best interests of the investment community to have access to this information.

The Company proposes future disclosures regarding EBITDA and Property EBITDA substantially as follows:

““EBITDA” is “earnings before interest and other non-operating income (expense), income taxes, and depreciation and amortization.  “Property EBITDA” is “EBITDA” before Corporate and development expenses.  “EBITDA” is presented solely as a supplemental disclosure because management believes that it is 1) a widely used measure of operating performance in the gaming industry, 2) used as a component of calculating required leverage and minimum interest coverage ratios under our Senior Credit Facility and 3) a principal basis of valuing gaming companies. Management uses “EBITDA” and “Property EBITDA” as the primary measure of the Company’s operating properties’ performance, and are important components in evaluating the performance of management and other operating personnel in the determination of certain components of employee compensation.  EBITDA should not be construed as an alternative to operating income as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to any other measure determined in accordance with U.S. generally accepted accounting principles (GAAP).  The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in EBITDA.  Also, other gaming companies that report EBITDA information may calculate EBITDA in a different manner than the Company.  Reconciliations of operating income to EBITDA are included in the financial schedules accompanying this release.  A reconciliation of EBITDA to net income and of operating income to Property EBITDA are included in the financial schedules accompanying this release.”

Quarterly Report on Form 10-Q for the quarter ended October 28, 2007

Note 5. Long-term Debt

3.              We note from the disclosure on page 13 that the Company incurred $7.9 million of costs in connection with the July 2007 credit facility.  We also note that in connection with the replacement of the 2005 credit facility, $2.3 million of debt issuance costs were recorded as a loss on early extinguishment of debt while the remaining deferred debt issuance costs will be amortized over the lives of the revolver and term credit facilities of the July 2007 credit facility.  Please tell us in further detail how the company determined the amount of the costs capitalized and expensed during the period in connection with the July 2007 and 2005 credit facilities, respectively.  As part of your response, please clarify how the treatment used complied with the guidance in EITF 96-19 and EITF 98-14, as applicable.

Company Response:

The Company’s January 2005 and July 2007 credit facilities contained both term loans and revolving debt arrangements.  The Company followed EITF 96-19 for the new term loans and EITF 98-14 for the new revolving debt arrangements.

Term Loans — As the term loans are agreements between the Company and the individual lenders, we first identified those lenders with positions in both the January 2005 and July 2007 term loans.  Following the identification of lenders with positions in both the January 2005 and July 2007 term loans, we performed the present value cash flow calculations required under EITF 96-19 for those lenders to identify any lender equaling or exceeding the 10% threshold and thereby defined as “substantially different.”

In accordance with EITF 96-19, at the effective date of the refinancing, we accounted for direct costs of the term loan transactions as follows:

1.               We expensed the unamortized portion of January 2005 debt issuance costs related to lenders who were lenders under the January 2005 term loans and not lenders under the July 2007 term loans;

2.               For those lenders included in both the January 2005 and July 2007 term loans whom were “not substantially different” (as described in EITF 96-19), retained the unamortized January 2005 debt issuance costs to be included in the new effective interest rate of the July 2007 term loans;

3.               For those lenders included in both the January 2005 and July 2007 term loans whom were “substantially different”, expensed the unamortized January 2005 debt issuance costs; and

4.               For those lenders new to the July 2007 term loan, debt issuance costs were capitalized and amortized over the new term loan agreement.

Costs incurred with third parties (i.e. legal fees, etc.) directly related to the term loans were expensed or capitalized in accordance with EITF 96-19.

Revolving Debt Arrangements — The Company first calculated its borrowing capacity in accordance with paragraph 4 of EITF 98-14 for the revolving debt portion of the credit facilities noting the borrowing capacity of the July 2007 credit facility exceeded the borrowing capacity of the January 2005 credit facility.

The Company then applied the guidance of paragraph 6 of EITF 98-14, which applies to the same parties that were involved in the original revolving debt agreement as involved in the new revolving debt agreement in a nontroubled situation.  In accordance with EITF 98-14, at the effective date of the refinancing, we accounted for the revolving debt transactions as follows:

1.               We expensed the unamortized portion of January 2005 debt issuance costs related to lenders who were lenders under the January 2005 revolving debt and not lenders under the July 2007 revolving debt;

2.               For those lenders included in both the January 2005 and July 2007 revolving debt, the Company retained the unamortized January 2005 debt issuance costs to be included in the new effective interest rate of the July 2007 revolving debt; and

3.               For those lenders new to the July 2007 revolving debt, debt issuance costs were capitalized and amortized over the new revolving debt agreement.

The Company will modify the disclosure for the replacement of the January 2005 credit facility with the July 2007 credit facility in future filings to indicate we followed EITF 96-19 and EITF 98-14 in accounting for this transaction.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Write-offs and Other Valuation Charges

4.              We note from the discussion on page 38 of MD&A that the Company recognized $6.5 million of impairment charges during the three and six months ended October 28, 2007 primarily related to the costs associated with the termination of a lease to develop a new casino in west Harrison County, Mississippi and the write-off of construction projects the Company decided to terminate in Davenport and Kansas City.  Please tell us in further detail the specific nature and amounts of the capitalized costs that were written off during the quarter and indicate when these costs were initially capitalized by the Company and the relevant technical accounting literature that supports the capitalization of these costs.  Also, please tell us in further detail the specific nature and timing of the events or circumstances that resulted in the write-off of these capitalized costs during the quarter ended October 28, 2007.

Company Response:

For the three and six months ended October 28, 2007, our Write-offs and Other Valuation Charges included the write-off of capitalized construction-in-process charges associated with capital projects previously approved by the Company’s Board of Directors as follows:

Location	Capital Project	Capitalized Costs	Dates Costs Incurred
West Harrision County, MS	New Casino Development	$4.9 million	August 2006 through October 2007

Kansas City, MO	Facility Expansion and Improvements	$1.1 million	January 2006 through January 2007
Davenport, IA	Facility Expansion and Improvements	$0.5 million	May 2005 through April 2007

These capitalized costs consisted primarily of architectural, design and engineering fees.  Such costs were capitalized as construction-in-process as these capital projects had received Board of Director approval, were in process and were deemed probable.

The Company’s management and its Board of Directors made a determination during October 2007 to terminate the new casino development in west Harrison County and as well as the facility expansion and improvement projects in Kansas City and Davenport.  Following this Board of Directors action, the Company recorded a write-off of $6.5 million for these capitalized construction costs.

Additionally, in connection with the termination of the west Harrison County casino development the Company also terminated a lease agreement for the land associated with this project.  Payments under this lease were expensed during the term of the lease prior to lease cancellation and there were no lease termination fees.

Further, with respect to our responses to the comments contained in this letter, the Company acknowledges as requested in your original letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dale R. Black
Senior Vice President Finance and
Chief Financial Officer